EXHIBIT 99.1

NXT Energy Solutions to Present at the Sidoti December Microcap Conference

CALGARY, Alberta, Dec. 01, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that it will be presenting at the Sidoti December Microcap Conference on Wednesday, December 8, 2021 at 4:00 pm EST / 1:00 pm PST. George Liszicasz (CEO) and Eugene Woychyshyn (CFO) will be presenting to a virtual audience. NXT’s presentation will be available on December 7, 2021 at www.nxtenergy.com.

To register for the free live presentation, please use the following information:

Sidoti December Microcap Conference 2021

Presentation Date: Wednesday, December 8, 2021
Presentation Time: 4:00 pm Eastern Time/1:00 pm Pacific Time
Webcast: https://sidoti.zoom.us/webinar/register/WN_PHdBO6mjQ2Ke_JuLA7ee_w

NXT will be hosting virtual one-on-one investor meetings throughout the conference. To register, please visit the Sidoti investor registration page here.

About Sidoti & Company

For over two decades, Sidoti & Company (http://www.sidoti.com) has been a premier provider of independent securities research focused specifically on small and microcap companies and the institutions that invest in their securities, with most of its coverage in the $100 million-$5 billion market cap range. The firm’s approach affords companies and institutional clients a combination of high-quality research, a small- and microcap-focused nationwide sales effort, broad access to corporate management teams, and extensive trading support. Sidoti serves 500+ institutional clients in North America.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com